July 12, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Bridge Capital, Inc.

Form S-1/A

Filed June 15, 2017

File No. 333-215528

To the men and women of the SEC:

On behalf of Global Bridge Capital, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 29, 2017 addressed to Mr. Tan Yu Chai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on June 15, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Risk Factors, page 5

1. We note your response to prior comment 7. Directly address in your risk factors the potential conflicts created by the business activities of the registrant and your management’s other activities. Your risk factor on page 5 currently is limited to issues regarding management’s time, rather than issues like conflicting business opportunities.

Company Response: We have amended the risk factor on page 5 as follows:

Due to the fact that our officers and directors conduct outside activities, including the fact that Global Bridge PLT is owned and controlled by Tan Yu Chai and Goh Hock Seng, the attention and efforts of our officers and directors are not solely focused upon Global Bridge Capital, Inc., which could create potential conflicts of interest.

While our officers and directors intend to devote as much time as necessary to the success and development of Global Bridge Capital, Inc., they do have outside interests that require a portion of their time every week. Although we believe their time, resources, and effort to be allocated appropriately to allow for the Company’s future success, there can be no guarantee that their priorities will not shift in the future. In the event that their outside interests begin to take precedence over their positions in Global Bridge Capital, Inc. the Company may not experience the growth and success that is anticipated. Additionally, although we have no knowledge of any business opportunities for any of the outside interests of our Officers and Directors that are in conflict with the activities of Global Bridge Capital, Inc., it is possible that in the future such conflicts of interest may arrive. Conflicting business opportunities could significantly alter the focus and priorities of our Officers and Directors that cannot fully be predicted at this point in time. In this event either corrective action will have to be taken or, in a worst case scenario, investors could lose all or part of their investments.

We do not believe we are a shell company, page 5

2. Expand your response to prior comment 6 to provide us your analysis of the materiality of any potential liability if you were to (1) facilitate sales under Rule 144 - by removing legends or otherwise - when Rule 144 was unavailable for the sale, or (2) use Form S-8 when it was not available.

Company Response: We have added the following to page 5: “We may have potential liability if we facilitate sales under Rule 144, by removing legends or otherwise utilizing Rule 144 when it was unavailable to us. Rule 144 cannot be utilized by a shell company. As mentioned we do not believe we fit the definition of a shell company, but a court, or other party may disagree with our analysis, causing us to be subject to potential liability. A shell company is also ineligible to file a registration of securities using Form S-8. Should we file Form S-8 and a court, or other party disagrees with our analysis that we are not a shell, we may face potential liabilities. It should be noted that at this time we have no plans to facilitate sales under Rule 144, remove legends, or file Form S-8.”

Directors and Executive Officers, page 22

3. Your disclosure in response to prior comment 3 indicates the sole purpose of Global Bridge Management Sdn Bhd at this time. Clarify when the disclosed website became the entity’s sole business and what the entity’s business was before that time. If your disclosure in response to this comment differs from public statements regarding Global Bridge Management Sdn Bhd actively working with management of investee companies, tell us (1) the reasons for the difference and (2) which Global Bridge entity has been working with management of such companies.

Company Response:

We have amended the disclosure on page 22 to read:

“The sole purpose of the entity, as of 2017, is to manage www.CAPITAL.com.my. Prior to the current focus of Global Bridge Management Sdn Bhd, the company was involved in providing advisory services, with a particular focus on advising the management of investee companies, and also assisted with matching entrepreneurs and investors.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 12, 2017

/s/ Tan Yu Chai

Tan Yu Chai

Chief Executive Officer